PEACHTREE ALTERNATIVE STRATEGIES FUND

Institutional Shares

Supplement dated August 2, 2021, to the

Prospectus and Statement of Additional Information ("SAI"),

each dated August 28, 2020

This Supplement provides new and additional information beyond that in, and should be read in conjunction with, the Fund's Prospectus and SAI.

Investment Adviser Change of Control

Homrich & Berg, Inc. (the "Adviser"), the investment adviser to the Peachtree Alternative Strategies Fund (the "Fund"), has announced that it has entered into an agreement to sell a minority ownership interest in its firm to New Mountain Strategic Equity Fund I, L.P. ("NMSEF"), an affiliate of New Mountain Capital, a growth oriented investment firm with over $30 billion in assets under management, in a transaction that is anticipated to close on or about September 30, 2021 (the "Transaction"). In connection with the Transaction, the Adviser will create a new wholly owned subsidiary, HB Wealth Management, LLC ("HBWM"). The Adviser will contribute substantially all of its assets to HBWM in exchange for ownership interests in HBWM, and NMSEF will thereafter invest in HBWM in exchange for a minority ownership interest in HBWM. HBWM will assume the rights and obligations currently held by the Adviser and serve as the investment adviser to the Fund after the closing of the Transaction.

The Adviser does not expect any interruption of the Fund's daily business operations as a result of the Transaction. It is anticipated that the Fund's portfolio management team will remain the same and will continue to manage the Fund using the same investment objective and strategies that have been employed by the Adviser since the Fund's inception. Further, it is anticipated that the advisory fee rate payable by the Fund to HBWM (0.75% of the Fund's month-end net assets) will remain the same and that HBWM will continue to waive certain fees and expenses of the Fund.

Investment Advisory Agreements and Expense Limitation Agreements

Under the Investment Company Act of 1940, as amended (the "1940 Act"), an investment advisory agreement automatically terminates upon an "assignment." Because of the change of relative ownership interests of HBWM resulting from this Transaction, the Transaction will result in a deemed "assignment" for purposes of the 1940 Act, causing the termination of the original investment advisory agreement between the Adviser and the Fund. Therefore, the Board of Trustees of the Fund (the "Board") will be asked to approve an interim investment advisory agreement between HBWM and the Fund and an interim expense limitation agreement between HBWM and the Fund that will become effective upon the closing of the Transaction. The Board will also be asked to approve a new investment advisory agreement between HBWM and the Fund (the "New Advisory Agreement") and a new expense limitation agreement between HBWM and the Fund. The New Advisory Agreement will be submitted to the shareholders of the Fund for their approval at a meeting called for that purpose. The Fund anticipates that a proxy statement, a notice of the shareholder meeting and a proxy ballot with more information regarding the Transaction and the New Advisory Agreement will be mailed to shareholders of the Fund in September 2021.

This Supplement and the Fund's Prospectus and SAI provide relevant information for all shareholders and should be retained for future reference.